

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2024

Raymond Vennare
Chief Executive Officer
Predictive Oncology Inc.
91 43rd Street, Suite 110
Pittsburgh, Pennsylvania 15201

      Re: Predictive Oncology Inc.
           Registration Statement on Form S-3
           Filed May 6, 2024
           File No. 333-279123

Dear Raymond Vennare:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jane Park at 202-551-7439 with any questions.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Industrial Applications and Services

cc: Alan Seem, Esq.